UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TEGNA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87901J105

(CUSIP Number)

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor
New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,715,479*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,715,479

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,715,479*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person (See Instructions) IA

*See additional information in Item 5 of this Schedule 13D.

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,715,479*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,715,479

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,715,479*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person (See Instructions) IN, HC

*See additional information in Item 5 of this Schedule 13D.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $1.00 per share (the “Common Stock”) of TEGNA Inc., a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on September 30, 2019, as amended by Amendment No. 1 filed on January 15, 2020, Amendment No. 2 filed on March 18, 2020, Amendment No. 3 filed on March 31, 2020 (“Amendment No. 3”) and Amendment No. 4 filed on April 3, 2020 (collectively, as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as in the Initial Schedule 13D.

This Amendment is being filed to amend and supplement Items 5, 6 and 7of the Schedule 13D as set forth below.

Item 5.

(a), (b) and (c)

As of the March 20, 2020 record date for the Issuer’s 2020 annual meeting, the Reporting Persons (i) had shared voting power and shared dispositive power over 21,124,315 shares of Common Stock and (ii) beneficially owned in the aggregate 21,124,315 shares of Common Stock, representing 9.7% of the total outstanding shares of the Issuer. Between March 25, 2020 and March 31, 2020, the Reporting Persons changed the form of beneficial ownership of 5,000,000 shares from physical shares to swaps in transactions previously reported. As a matter of Delaware law, the Reporting Persons retained the right to vote these shares as of the record date of March 20, 2020. On April 2, 2020, the Reporting Persons purchased 4,591,164 shares of Common Stock in a transaction previously reported. As a result of the foregoing transactions, the Reporting Persons currently (i) have shared voting power and shared dispositive power over 25,715,479 shares of Common Stock and (ii) beneficially own in the aggregate 25,715,479 shares of Common Stock, representing 11.8% of the total outstanding shares of Common Stock of the Issuer.

The percentage calculations herein are based upon the statement in the Issuer’s proxy statement filed on March 25, 2020 with the Securities and Exchange Commission, that there were 218,352,668 shares of Common Stock of the Issuer outstanding as of March 20, 2020.

(d) Please see disclosure in Item 6 below.

(e) Not applicable.

Item 6.

As previously reported, in a series of transactions during March 25, 2020 through March 31, 2020 (as set forth below), the Reporting Persons entered into equity swap agreements (collectively, the “Swap Agreements”) with respect to an aggregate of 5,000,000 shares of Common Stock with an unaffiliated third party financial institution, UBS AG (the “Swap Counterparty”). These swaps give the Reporting Persons the right to buy shares of Common Stock which is exercisable at any time by the Reporting Persons prior to, or automatically settled on, the expiration date of April 22, 2021. Under each Swap Agreement, upon exercise or settlement thereof, (i) the Swap Counterparty will be obligated to pay to the Reporting Persons the aggregate market value of the shares of Common Stock subject to the Swap Agreements or, at the election of the Reporting Persons, deliver such shares; and (ii) the Reporting Persons will be obligated to pay the Swap Counterparty the Exercise Price per share (as set forth below) for each share of Common Stock subject to the Swap Agreements. Dividends paid on the shares of Common Stock subject to the Swap Agreements prior to the exercise or settlement thereof will be paid by the Swap Counterparty to the Reporting Persons, less applicable taxes, and the Reporting Persons will pay to the Swap Counterparty “interest” at a rate of 1 month LIBOR + 65 basis points on the Exercise Price of the shares of Common Stock subject to the Swap Agreements.

Transaction	Date	No. of Shares subject to each Swap Agreement	Price Per Share	Notional Amount
Swap for Common Stock - Buy	3/25/2020	383,445	$12.60	$4,835,241.45
Swap for Common Stock - Buy	3/25/2020	616,555	$12.60	$7,774,758.55
Swap for Common Stock - Buy	3/26/2020	383,445	$13.2783	$5,095,332.19
Swap for Common Stock - Buy	3/26/2020	616,555	$13.2783	$8,192,967.81
Swap for Common Stock - Buy	3/27/2020	383,445	$12.9914	$4,985,321.82
Swap for Common Stock - Buy	3/27/2020	616,555	$12.9914	$8,016,078.18
Swap for Common Stock - Buy	3/30/2020	383,445	$10.5883	$4,063,865.14
Swap for Common Stock - Buy	3/30/2020	616,555	$10.5883	$6,534,434.86
Swap for Common Stock - Buy	3/31/2020	383,445	$10.8248	$4,154,549.89
Swap for Common Stock - Buy	3/31/2020	616,555	$10.8248	$6,680,250.11

Other than customary trade confirmations, which are subject to standard ISDA terms, there are no agreements relating to the transfer or voting of the shares of Common Stock subject to the Swap Agreements.

Item 7.

Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2020

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019